SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

January 25, 2011

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): 82- ________

This report on Form 6-K shall be deemed incorporated by reference into the company's Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

In connection with the offering by Lloyds TSB Bank plc of $2,000,000,000 Senior Floating Rate Notes due 2014, each fully and unconditionally guaranteed by Lloyds Banking Group plc. Lloyds Banking Group plc is filing the following opinions of counsel solely for incorporation into the company’s Registration Statement on Form F-3 (File Nos. 333-167844 and 333-167844-01):

5.1 Opinion of Dundas & Wilson CS LLP

5.2 Opinion of Linklaters LLP

5.3 Opinion of Davis Polk & Wardwell LLP

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc (Registrant)

By:	/s/ Simon White
	Name:	Simon White
	Title:	Head of Senior Unsecured Issuance

January 25, 2011

Exhibit 5.1

Our ref               DIC/LLO015.0032
Your ref             -

Lloyds Banking Group plc 25 Gresham Street London EC2V 7HN	25 January 2011

Dear Sirs

We have acted as solicitors in Scotland for Lloyds Banking Group plc (the Company) in connection with the offering by Lloyds TSB Bank plc (the Issuer) of US$2,000,000,000 Floating Rate Senior Notes due 2014 (the Notes) in an underwritten public offering pursuant to an underwriting agreement dated as of 13 January 2011 between the Issuer, the Company and Barclays Capital Inc., Goldman, Sachs &Co. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters listed in Schedule I of the Pricing Agreement annexed thereto.  The Notes are guaranteed by the Company (the Guarantee).  The Notes are to be issued pursuant to a Senior Debt Securities Indenture dated as of 21 January 2011 (the Indenture) between the Issuer, the Company and The Bank of New York Mellon, acting through its London branch, as trustee.

We, as your solicitors, have examined originals or copies, certified or otherwise identified to our satisfaction, of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary for the purposes of rendering this opinion.

On the basis of the foregoing, we advise you that, in our opinion, the Guarantee has been duly authorized in accordance with the Indenture, and, when the Notes have been (a) executed and authenticated, and the Guarantee executed and endorsed thereon, in accordance with the provisions of the Indenture, and (b) delivered and duly paid for by the purchasers thereof, the Guarantee will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally (including the Banking Act 2009 and any secondary legislation, instruments or orders made, or which may be made, under it) and equitable principles of general applicability.

The foregoing opinion is limited to the laws of Scotland.  We have made no investigation of the laws of any jurisdiction other than Scotland and neither express nor imply any opinion as to any other laws and in particular the laws of the laws of the State of New York and the laws of the United States of America and our opinion is subject to such laws including the matters stated in the opinion of Davis Polk & Wardwell LLP.  The laws of the State of New York are the chosen governing law of the Guarantee, and we have assumed that the Guarantee constitutes valid, binding and enforceable obligations of the Company, enforceable against the Company in accordance with its terms, under such laws.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Company on the date hereof.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the US Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Yours faithfully

/s/ Dundas & Wilson CS LLP
Partner, for and on behalf of Dundas & Wilson CS LLP

2

Exhibit 5.2

Linklaters LLP One Silk Street London EC2Y 8HQ Telephone (+44) 20 7456 2000 Facsimile (+44) 20 7456 2222 DX Box Number 10 CDE

To:     Merrill Lynch Pierce Fenner & Smith Incorporated as representative of the several underwriters (the “Underwriters”) listed in Schedule 1 of the Pricing Agreement between the Issuer and the Underwriters dated 21 January 2011

c/o     Merrill Lynch Pierce Fenner & Smith Incorporated One Bryant Park New York, NY 10036 United States of America

and

The Bank of New York Mellon
One Canada Square
London E14 5AL

25 January 2011

Our Ref	CJXW/ND

Dear Sirs

LLOYDS TSB BANK PLC (the “Issuer”)

U.S.$2,000,000,000 Floating Rate Senior Notes due 2014 (the “Notes”) fully and unconditionally guaranteed by Lloyds Banking Group plc (the “Guarantor”) issued pursuant to the shelf registration statement filed with the U.S. Securities and Exchange Commission on 22 December 2010 (the “Programme”)

1	We have acted as English legal advisers to the Issuer and Guarantor in connection with the issue of the Notes and have taken instructions solely from them.

2
This opinion is limited to English law as applied by the English courts and in effect on the date of this opinion. It is given on the basis that it will be governed by and construed in accordance with English law. In particular, we express no opinion herein with regard to any system of law (including, for the avoidance of doubt, Scots law, the federal laws of the United States of America and the laws of the State of New York) other than the laws of England as currently applied by the English courts.

3	For the purpose of this opinion we have examined the documents listed and, where appropriate, defined in the Schedule to this opinion.

This communication is confidential and may be privileged or otherwise protected by work product immunity.

Linklaters LLP is a limited liability partnership registered in England and Wales with registered number OC326345. It is a law firm regulated by the Solicitors Regulation Authority. The term partner in relation to Linklaters LLP is used to refer to a member of Linklaters LLP or an employee or consultant of Linklaters LLP or any of its affiliated firms or entities with equivalent standing and qualifications. A list of the names of the members of Linklaters LLP together with a list of those non-members who are designated as partners and their professional qualifications is open to inspection at its registered office, One Silk Street, London EC2Y 8HQ or on www.linklaters.com and such persons are either solicitors, registered foreign lawyers or European lawyers.

Please refer to www.linklaters.com/regulation for important information on our regulatory position.

4	We have assumed that:

4.1	(except in the case of the Issuer) all relevant documents are within the capacity and powers of, and have been validly authorised by, each party

4.2	(in the case of each party) those documents have been or (in the case of the Notes) will be validly executed and delivered by the relevant party

4.3
each of the documents which are the subject of this opinion is valid and binding on each party under the law to which it is expressed to be subject and that words and phrases used in those documents have the same meaning and effect as they would if those documents were governed by English law

4.4
the Underwriters have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 (the “FSMA”) and any applicable secondary legislation made under it with respect to anything done by them in relation to the Notes in, from or otherwise involving the United Kingdom (including Sections 19 (carrying on a regulated activity) and 21 (financial promotion)) of the FSMA

4.5
the meeting of the Board of Directors of the Issuer held on 17 December 2010 (in respect of which an extract of the minutes has been supplied to us) was duly convened and constituted, a quorum was present and acting throughout and the resolutions referred to in the minutes were duly and validly passed and have not been amended, modified or rescinded

4.6	the Notes are and will at all relevant times continue to be listed on a recognised stock exchange within the meaning of Section 1005 of the Income Tax Act 2007 and

4.7	no application will be made to the United Kingdom Listing Authority for the Notes to be admitted to the Official List or to the London Stock Exchange plc for the Notes to be admitted to trading.

5	References in this opinion to:

5.1	the “Principal Agreements” are to the Underwriting Agreement, the Pricing Agreement, the Senior Indenture and the Calculation Agency Agreement

5.2	the “Prospectus” are to the Prospectus and the Prospectus Supplement

5.3	the “Notes” include the global certificates representing the Notes upon issue unless the context indicates otherwise

5.4	the “FSA” are to the United Kingdom Financial Services Authority

5.5	the “Official List” are to the Official List of the United Kingdom Listing Authority

5.6	a “public offer” are to an offer of transferable securities to the public as defined in Section 102B of the FSMA

5.7	the “United Kingdom Listing Authority” are to the FSA in its capacity as competent authority under the FSMA and

5.8	the “Guarantee” are to the guarantee obligations of the Guarantor contained in the Notes and the Senior Indenture

6
Based on the documents referred to, and assumptions made, in paragraphs 3 and 4 above and subject to the qualifications in paragraph 7 below and to matters not disclosed to us, we are of the following opinion:

6.1	The Issuer is a company incorporated in England under the Companies Acts 1862 and 1985.

6.2
The Issuer has the corporate power to enter into and to perform its obligations under the Principal Agreements and the Notes and has taken all necessary corporate action to authorise its execution, delivery and performance of the Principal Agreements and the Notes.

6.3
No United Kingdom stamp duty (including that charged on the issue of bearer instruments) or stamp duty reserve tax is payable in connection with the execution and delivery of the Principal Agreements, the Guarantee, or the issue of the Notes. We have not been asked to, and we do not, express (i) any other opinion as to such duties or taxes that will or may arise as a result of any other transaction effected in connection with the Notes or (ii) any opinion as to any other taxation (including Value Added Tax) which will or may arise as a result of any transaction effected in connection with the Notes.

6.4
The statements in the section of the Prospectus Supplement entitled “Certain U.K. and U.S. Federal Tax Consequences” (and in the section of the Issuer’s Form 6-K referred to therein), insofar as such statements constitute a general summary of both current United Kingdom tax law and United Kingdom H.M. Revenue & Customs practice relevant to the issue of the Notes, fairly and accurately summarise the matters referred to therein.

6.5
There are no consents, approvals, authorisations or orders required by the Issuer or the Guarantor from any governmental or other regulatory agencies in the United Kingdom in connection with the issue and offering of the Notes, the performance by the Issuer of its obligations under the Principal Agreements and the Notes or the performance by the Guarantor of its obligations under the Guarantee.

6.6
There are no registration, filing or similar formalities imposed in the United Kingdom upon the Issuer, the Guarantor or the Underwriters in relation to the issue or offering of the Notes or the performance by the Issuer or the Guarantor of their obligations under the Notes and the Guarantee, respectively, provided that no public offer by the Issuer, the Guarantor or the Underwriters (or any person acting on their behalf) is made in the United Kingdom, other than in the circumstances set out in Section 86 of the FSMA.

6.7
There will be no contravention of the provisions of Sections 118, 397(2) or 397(3) of the FSMA in respect of stabilisation transactions carried out in respect of the Notes (“Stabilisation Transactions”), or of the insider dealing provisions contained in Part V of the Criminal Justice Act 1993 by virtue of dealing in or encouraging another person to deal in the Notes for the purposes of Stabilisation Transactions provided that anything done for the purpose of Stabilisation Transactions is done in conformity with the price stabilising rules of the FSA and is done during such period before and after the issue of the Notes as is specified by those rules.

6.8
In any court proceedings taken in England for the enforcement of the provisions of the Principal Agreements or the Notes the choice of New York law as the governing law thereof will be recognised and upheld.

6.9
The submission to the jurisdiction of the New York Courts (as defined below) by the Issuer and appointment of an agent for the service of process contained in the Senior Indenture and the Underwriting Agreement are valid under English law as currently in force and under current practice of the English courts at the date hereof; and a final and conclusive judgment of any state or federal court in the City and State of New York (each a “New York Court” and together the “New York Courts”) in respect of any legal suit, action or proceeding brought to enforce any liability of the Issuer under the Principal Agreements or the Notes (a “United States Judgment”)

would be capable of being enforced by fresh proceedings in an English court against the Issuer without the necessity for a re-trial or re-examination of the matters thereby adjudicated unless:

(i)
the English court is not satisfied, in accordance with its own conflict of law principles, that the New York Court had jurisdiction over the Issuer (the English court will normally be so satisfied if the Issuer has freely submitted to the jurisdiction of the New York Court);

(ii)	the judgment is not for a specific sum of money;

(iii)	the judgment was not final and conclusive;

(iv)	the judgment was obtained by fraud or misrepresentation;

(v)	enforcement of the judgment would be contrary to English public policy or if the proceedings in which the judgment was obtained were contrary to natural justice; or

(vi)	the proceedings were of a revenue or penal nature; and

provided that:

(i)
execution of an English judgment based on a judgment of a New York Court may be stayed if the latter judgment is the subject of a pending appeal or the judgment debtor is entitled and intends to appeal against the judgment;

(ii)
in any proceedings to enforce in an English court a foreign judgment (including a United States Judgment) it is open to the defendant to raise any counterclaim that he could have brought if the action had originally been brought in England unless the subject of the counterclaim was in issue and decided in the proceedings before the New York Court; and

(iii)
(a) by virtue of the Protection of Trading Interests Act 1980, a judgment for multiple damages will not be enforceable and (b) under that Act, United Kingdom citizens and corporations and other persons carrying on business in the United Kingdom may recover sums paid under foreign judgments (including a United States Judgment) for multiple damages in excess of the compensation for the loss of the person in whose favour the foreign judgment was given.

6.10
There will have been no contravention of the provisions of Section 21 of the FSMA provided that the contents of any communication within the scope of that section, made or caused to be made in the United Kingdom (or, in the case of a communication originating outside the United Kingdom, capable of having an effect in the United Kingdom) (within the meaning of that Act) were first approved by an authorised person for the purposes of that Act or the communication fell within one of the exceptions contained in the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

6.11
Neither the execution, delivery and performance by the Issuer of the Principal Agreements, nor the creation or issue of Notes, will of itself (a) result in any violation of the Memorandum or Articles of Association of the Issuer or (b) any violation in any material respect of any applicable mandatory provision of English law or regulation of general application binding on the Issuer.

7	This opinion is subject to the following:

7.1
Save as provided in paragraph 6.4, it should be understood that we have not been responsible for investigating or verifying the accuracy of the facts, including statements of foreign law, or the reasonableness of any statements of opinion, contained in the Prospectus, or that no material facts have been omitted from it.

7.2	To the extent it relates to United Kingdom stamp duties any undertaking or indemnity given by the Issuer may be void under Section 117 of the Stamp Act 1891.

7.3	This opinion is subject to the provisions of the Banking Act 2009 and any secondary legislation, instruments and orders made, or which may be made, under it.

7.4
The opinions contained in paragraphs 6.8 and 6.9 above shall not be construed as expressing or implying any opinion as to the enforceability of any provisions of the Notes or the Principal Agreements under English law or as to the availability of any remedy under English law.

8
This opinion is addressed to you solely for your benefit in connection with the issue of the Notes. It is not to be transmitted to anyone else nor is it to be relied upon by anyone else or for any other purpose or quoted or referred to in any public document or filed with anyone without our express consent. This opinion may, however, be disclosed by the addressees hereof to the extent required by law, regulation or any governmental or competent regulatory authority or in connection with legal proceedings relating to the issue of the Notes, provided that no such party to whom this opinion is disclosed may rely on this opinion without our express consent.

Yours faithfully

/s/ Linklaters LLP

SCHEDULE

1	A certified copy of the Memorandum and Articles of Association of the Issuer.

2	An extract of the minutes of a meeting of the Board of Directors of the Issuer held on 17 December 2010 adding the Issuer to the Programme.

3	An extract of the minutes of a meeting of the Board of Directors of the Guarantor held on 17 December 2010 adding the Issuer to the Programme.

4	A sealing memo dated 4 January 2011 containing the powers of attorney for the Issuer and Guarantor in respect of the Programme.

5	Prospectus dated 22 December 2010 (the “Prospectus”) in respect of the Programme.

6	Prospectus Supplement dated 21 January 2011 (the “Prospectus Supplement”) in respect of the Notes.

7	Senior Debt Underwriting Agreement dated 13 January 2011 (the “Underwriting Agreement”) between the Issuer, the Guarantor and the Underwriters relating to the subscription and offering of the Notes.

8	Pricing Agreement dated 21 January 2011 (the “Pricing Agreement”) between the Issuer, the Guarantor and the several Underwriters named therein.

9	Senior Indenture dated 21 January 2011 (the “Senior Indenture”) between the Issuer, the Guarantor and The Bank of New York Mellon as Trustee constituting the Notes.

10	Calculation Agency Agreement dated 25 January 2011 between the Issuer, the Guarantor and The Bank of New York Mellon as the Calculation Agent named therein (the “Calculation Agency Agreement”).

11	Copies of the Opinion(s) dated 25 January 2011 of Davis Polk & Wardwell LLP, US Counsel to the Issuer and Guarantor, and Dundas & Wilson CS LLP, Scottish Counsel to the Guarantor.

Exhibit 5.3

		New York Menlo Park Washington DC London Paris	Madrid Tokyo Beijing Hong Kong

Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG	020 7418 1300 tel 020 7418 1400 fax

January 25, 2011

Lloyds TSB Bank plc
Lloyds Banking Group plc
25 Gresham Street
London EC2V 7AE
United Kingdom

Ladies and Gentlemen:

We have acted as special United States counsel for Lloyds TSB Bank plc, a public limited company organized under the laws of England (the “Company”),and Lloyds Banking Group plc, a public limited company organized under the laws of Scotland (the “Guarantor”), in connection with the Company’s offering of $2,000,000,000 aggregate principal amount of its Floating Rate Notes due 2014 (the “Senior Notes”), guaranteed by the Guarantor (the “Guarantees”, and together with the Senior Notes, the “Securities”) in an underwritten public offering pursuant to (i) the Underwriting Agreement dated January 13, 2011 (the “Base Underwriting Agreement”) and (ii) the Pricing Agreement dated as of January 21, 2011 (the “Pricing Agreement” and, together with the Base Underwriting Agreement, the “Underwriting Agreement”).  The Securities are to be issued pursuant to the provisions of the senior debt securities indenture dated as of January 21, 2011 (the “Indenture”) among the Company, the Guarantor and The Bank of New York Mellon, London office, as trustee (the “Trustee”).

We, as your counsel, have examined the originals or copies certified or otherwise identified to our satisfaction of such corporate records of the Company and the Guarantor and such other documents and certificates as we have deemed necessary as a basis for the opinion hereinafter expressed.

Based upon and subject to the foregoing, we are of the opinion that, assuming that the Securities have been duly authorized, executed and delivered by the Company insofar as English law is concerned and the Guarantor insofar as Scots law is concerned, the Securities, when authenticated in accordance with the terms of the Indenture and delivered and paid for in accordance with the terms of the Underwriting Agreement, will be valid and binding obligations of

A New York limited liability partnership. The principal place of business of the partnership in Great Britain is the address set forth above at which a list of the partners' names is open for inspection.

Lloyds Banking Group plc Lloyds TSB Bank plc	January 25, 2011	pg. 2

the Company and the Guarantor entitled to the benefits of the Indenture, enforceable against the Company and the Guarantor in accordance with their terms.

Our opinion is subject to the effects of applicable bankruptcy, insolvency and similar laws affecting the enforcement of creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability.

We are members of the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the State of New York and the federal laws of the United States.  Insofar as the foregoing opinion involves matters governed by Scots law, we have relied, without independent investigation, on the opinion of Dundas & Wilson CS LLP, special legal counsel in Scotland for the Company and the Guarantor, dated as of January 25, 2011, to be filed on Form 6-K concurrently with this opinion. Insofar as the foregoing opinion involves matters governed by English law, we have relied, without independent investigation, on the opinion of Linklaters LLP, special legal counsel in England for the Company and the Guarantor, dated as of January 25, 2011, to be filed on Form 6-K concurrently with this opinion.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K to be filed by the Guarantor on the date hereof. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act of 1933, as amended.

This opinion is rendered solely to you in connection with the above matter. This opinion may not be relied upon by you for any other purpose or relied upon by or furnished to any other person without our prior written consent.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

Davis Polk & Wardwell LLP